UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

In the matter of: Blue Tractor ETF Trust Blue Tractor Group, LLC 57 West 57th Street, 4th Floor New York, NY 10019	File No. 812-14625
Second Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the "1940 Act") for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.
All communications and orders to:
Michael W. Mundt, Esq.
Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, N.W., Ste. 500
Washington, DC  20036
(202) 419-8403, MMundt@stradley.com

Page 1 of 55 sequentially numbered pages.
 As filed with the U.S. Securities and Exchange Commission on February 1, 2017

TABLE OF CONTENTS
I. Actively Managed ETFs.	6
A. Applicants.	6
1. The Trust.	6
2. The Initial Adviser.	7
3. The Initial Distributor.	7
B. The Funds and their Investment Objectives.	7
1. The Initial Fund and its Investment Objectives.	7
2. The Funds and Their Investment Objectives.	7
3. Benefits of Funds to Investors.	8
C. Capital Structure and Voting Rights; Book Entry.	8
D. Exchange Listing.	9
E. Purchases and Redemptions of Shares and Creation Units.	9
1. General.	9
2. NSCC Process, DTC Process and Process for the Funds.	11
3. Transaction Fees.	12
4. Timing and Transmission of Purchase Orders.	12
5. Payment for Creation Units.	13
6. Rejection of Creation Unit Purchase Orders.	13
7. Redemption.	14
8. Pricing of Shares.	15
F. Shareholder Transaction and Operational Fees and Expenses.	15
G. Dividend Reinvestment Service.	16
H. Availability of Information.	16
I. Sales and Marketing Materials; Prospectus Disclosure.	19
II. Funds of Actively Managed ETFs.	19
A. The Investing Funds.	19
B. Proposed Transactions.	19
C. Fees and Expenses.	20
D. Conditions and Disclosure Relating to Section 12(d)(1) Relief.	20
III. Request for Exemptive Relief and Legal Analysis.	20
A. Sections 2(a)(32) and 5(a)(1) of the 1940 Act.	21
B. Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act.	21
C. Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to ETF Relief.	23
D. Section 12(d)(1) of the 1940 Act.	25
E. Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to Section 12(d)(1) Relief.	29

	F. Discussion of Precedent.	31
IV. Conditions.		31
	A. ETF Relief.	31
	B. Section 12(d)(1) Relief.	32
V. Procedural Matters.		34
Appendix A		40
Appendix B		45

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
In the Matter of: Blue Tractor ETF Trust Blue Tractor Group, LLC File No. 812-14625

Second Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the "1940 Act") for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act and under Section 12(d)(1)(J) of the 1940 Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act

SUMMARY OF APPLICATION
In this application, as amended ("Application"), Blue Tractor Group, LLC (the "Initial Adviser") and Blue Tractor ETF Trust (the "Trust", and collectively with the Initial Adviser, "Applicants"), request an order under Section 6(c) of the Investment Company Act of 1940 ("1940 Act") for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act ("Order").
Applicants are seeking an Order for an exemption from Sections 2(a)(32), 5(a)(1), 17(a), and 22(d) of the 1940 Act and Rule 22c-l under the 1940 Act ("ETF Relief") to permit the Trust to create and operate a series with an actively managed investment portfolio ("Initial Fund") that will offer exchange-traded shares ("Shares").
Applicants request that the Order requested herein apply not only to the Initial Fund but also to any future series of the Trust offering exchange-traded Shares as well as other existing or future open-end management companies or existing or future series thereof offering exchange-traded Shares that may utilize active management investment strategies and invest in U.S. listed large and medium capitalization stocks or U.S. listed domestic equity exchange-traded funds (collectively, "Future Funds"). Any Future Fund will (a) be advised by the Initial Adviser or an entity controlling, controlled by, or under common control with the Initial Adviser (the Initial Adviser and each such other entity included in the term "Adviser"), and (b) comply with the terms and conditions of the Application. The Initial Fund and Future Funds together are the "Funds". Each Fund will operate as an exchange-traded fund ("ETF").
As an initial matter, Applicants note that the Securities and Exchange Commission ("Commission") has issued orders on exemptive applications that involve actively managed

ETFs seeking relief substantially identical to the relief that Applicants are requesting.1  However, a condition to those prior orders has been that before commencement of trading on each business day, the ETF would disclose on its website the identities and quantities of all of the portfolio instruments held by the ETF that would form the basis for the ETF's calculation of net asset value ("NAV") at the end of the business day.  Applicants believe that for some investment strategies, this level of transparency could lead to front-running of an ETF's portfolio trades and allow other investors to replicate an ETF's portfolio positioning.  As a result, while full portfolio transparency may facilitate an arbitrage process that permits the shares of the ETF to trade at market prices close to NAV, the NAV itself may be adversely affected.  As described below, Applicants propose to offer "Shielded AlphaSM ETFs" – Funds that would allow for efficient trading of Shares through substantial portfolio transparency and publication of informative metrics, while still shielding the identity of the full portfolio contents of the Funds to protect the Funds' alpha generation strategies.  Even though the Funds would not publish their full portfolios daily, Applicants believe that the Shielded AlphaSM Solution, as described below, would allow market participants to assess the intraday value and risk of the Funds' portfolios.  As a result, Applicants believe that investors would be able to purchase and sell Shares in the secondary market at prices that do not vary materially from their NAV.
The Order would permit (i) Shares of the Funds to trade on a Stock Exchange (as defined below) at prices set by the market rather than at NAV per Share; (ii) Shares to be redeemable in large aggregations only ("Creation Units"); and (iii) certain affiliated persons of the Trust to buy securities from, and sell securities to, the Funds in connection with the purchase and redemption of Creation Units.
Shares of each Fund will be purchased from the Trust only in Creation Units.  Creation Units will be separable upon issue into such individual Shares, which will be listed and traded at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act ("Stock Exchange"). The Shares themselves will not be redeemable to the Trust unless combined into a Creation Unit.
Applicants are also requesting that the Order permit certain investment companies registered under the 1940 Act to acquire Shares beyond the limitations in Section 12(d)(1)(A) and permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act" and such persons registered under the Exchange Act, "Brokers"), to sell Shares beyond the limitations in Section 12(d)(1)(B).  Applicants request that any exemption under Section 12(d)(1)(J) apply to:  (1) with respect to Section 12(d)(1)(B), any Fund that is currently or subsequently part of the same "group of investment companies" as the Initial Fund within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act as well as any principal underwriter for the Fund and any Brokers selling Shares of a Fund to an Investing Fund, as defined below; and (2) with respect to Section 12(d)(1)(A), each management investment company or unit investment trust registered under the 1940 Act that is not part of the same "group of investment companies" as the Funds, and that enters into a FOF Participation Agreement (as defined herein) to acquire Shares of a Fund (such management investment companies are referred to herein as "Investing Management

Companies," such unit investment trusts are referred to herein as "Investing Trusts," and Investing Management Companies and Investing Trusts together are referred to herein as "Investing Funds").  Investing Funds do not include the Funds.  This relief would permit the Investing Funds to acquire Shares of the Funds beyond the limitations set forth in Section 12(d)(1)(A), and the Funds, their principal underwriters and any Brokers to sell Shares of the Funds to Investing Funds beyond the limitations set forth in Section 12(d)(1)(B) ("Section 12(d)(1) Relief").
The Future Funds might include one or more ETFs that invest in other ETFs ("FOF ETF").  For purposes of complying with Section 12(d) of the 1940 Act, an FOF ETF will either comply with one of the relevant statutory exemptions, for example, Sections 12(d)(1)(F) or 12(d)(1)(G), alone or in conjunction with Rules 12d1-1, 12d1-2, or 12d1-3.  In addition, an FOF ETF may invest in certain other ETFs in different groups of investment companies pursuant to exemptive relief that those ETFs have obtained from Section 12(d)(1).2
All entities that currently intend to rely on the Order are named as Applicants. Any entity that relies on the Order in the future will comply with the terms and conditions of the Application. An Investing Fund may rely on the Order only to invest in Funds and not in any other registered investment company. In connection with the Section 12(d)(1) Relief, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the "in-kind" transactions that would accompany such sales and redemptions with, certain Investing Funds of which the Funds are affiliated persons or affiliated persons of affiliated persons.
Applicants further request that, following approval, the terms and conditions of the Order may apply to registered open-end management investment companies or series thereof not advised by the Adviser that seek to operate as Shielded AlphaSM ETFs.  Applicants anticipate that the Adviser or an affiliate thereof will enter into license agreements with other registered investment advisers (each a "Licensed Adviser") advising a trust that intends to launch new funds operating as Shielded AlphaSM ETFs (the Licensed Adviser and such trust together, the "Future Applicants"). Future Applicants will apply for a separate exemptive order that incorporates by reference all the terms and conditions of this application and any amendments thereto.
No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.
I. Actively Managed ETFs.
A. Applicants.
1. The Trust.  The Trust is a statutory trust organized under the laws of Delaware and has registered with the Commission as an open-end management investment company. The Trust is organized as a series fund and may have multiple series pursuant to

[1]	See, e.g., Goldman Sachs ETF Trust, et al., Investment Company Act Release Nos. 31427 (Jan. 26, 2015) (notice) and 31466 (Feb. 23, 2015) (order).
[2]	In no case, however, will a Fund that is an FOF ETF rely on the exemption from Section 12(d)(1) being requested in this Application.

registration statements on Form N-1A, as amended, filed with the Commission under the Securities Act of 1933 ("Securities Act") and the 1940 Act (each, a "Registration Statement"). The Trust will be overseen by a board of trustees (the "Board") which maintains the composition requirements of Section 10 of the 1940 Act.3 Each Fund will adopt fundamental policies consistent with the 1940 Act and be classified as "diversified" or "non-diversified" under the 1940 Act. A Fund may or may not maintain the required level of diversification, and otherwise conduct its operations, so as to meet the regulated investment company ("RIC") diversification requirements of the Internal Revenue Code of 1986, as amended (the "Code").
2. The Initial Adviser.  The Initial Adviser will be the investment adviser to the Initial Fund. The Initial Adviser is a New York limited liability company with an address of 57 West 57th Street, 4th Floor, New York, New York 10019. The Initial Adviser will be registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). Any Adviser to a Future Fund will be registered as an investment adviser under the Advisers Act.  The Adviser, subject to the oversight and authority of the Board, will develop the overall investment program for each Fund. The Adviser will arrange and oversee the provision of necessary services for each Fund (including custodial, transfer agency and administration services) and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of the Fund. The Adviser may enter into sub-advisory agreements with investment advisers to act as sub-advisers with respect to the Funds (each a "Sub-Adviser"). Any Sub-Adviser will be registered, or not subject to registration, under the Advisers Act.
3. The Distributor.  The Trust will enter into a distribution agreement with one or more distributors.  Each distributor will be a registered broker-dealer under the Exchange Act and will act as the distributor and principal underwriter ("Distributor") of the Creation Units for the Funds.  The Distributor for each Fund will comply with the terms and conditions of the Application.  The Distributor will distribute Creation Units of the Shares on an agency basis.  The Distributor of any Fund may be an affiliated person of the Adviser and/or Sub-Advisers.
The Distributor is not and will not be affiliated with any Stock Exchange on which Shares are listed.
B. The Funds and their Investment Objectives.
1. The Initial Fund and its Investment Objectives.  Applicants currently expect the Initial Fund to be the Blue Tractor Large Cap Equity Fund and to seek total return by investing primarily in large capitalization, domestic equity securities.
2. The Funds and Their Investment Objectives.  In addition to the instruments described above, each Fund reserves the right to invest in other instruments, all in accordance with its investment objective and the requirements of the 1940 Act and rules thereunder.  Each Fund will consist of a portfolio of U.S. listed large and/or medium capitalization stocks and/or U.S.-listed domestic equity ETFs (collectively, "Portfolio Instruments").  To the extent consistent with other investment limitations, the Funds may hold short positions in securities ("Short Positions"). If a Fund invests in derivatives, then (a) the

[3]	The term "Board" includes any board of directors or trustees of a Future Fund, if different.

Fund's Board will periodically review and approve the Fund's use of derivatives and how the Adviser assesses and manages risk with respect to the Fund's use of derivatives and (b) the Fund's disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and staff guidance.  As discussed below, Applicants believe that the Shielded AlphaSM Solution should allow for efficient secondary market trading in Shares regardless of the assets contained in the Fund portfolio.
3. Benefits of Funds to Investors.  Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units. One is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on the Stock Exchange versus the cost of creating a Creation Unit to be broken down into individual Shares. As described below, Applicants believe that arbitrageurs will purchase or redeem Creation Units in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market. Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at NAV should ensure that the Shares will not trade at a material discount or premium in relation to their NAV. Applicants also expect that specialists or market makers (collectively, "Exchange Market Makers"), acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities.
Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors.  As in the case of other active ETFs, Funds will issue Shares that can be bought or sold like stocks any time throughout each trading day at market prices that are normally close to NAV, and may be relatively tax-efficient investment vehicles to the extent that certain Funds can minimize capital gains by eliminating from the portfolio low cost basis securities through the in-kind redemption process.
Unlike ETFs that publish their portfolios on a daily basis, the Funds propose to allow for efficient trading of Shares through substantial portfolio transparency and publication of informative metrics as discussed below, while shielding the identity of the full portfolio contents of the Funds.  Applicants believe that this approach will provide an important benefit to investors by protecting the Funds from the potential for front-running of portfolio transactions, which could adversely impact the performance of the Funds.
C. Capital Structure and Voting Rights; Book Entry.
Shareholders of a Fund will have one vote per Share or per dollar with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the 1940 Act, the rules promulgated thereunder and state laws applicable to Delaware statutory trusts.
Shares will be registered in book-entry form only and the Funds will not issue Share certificates.  The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York ("DTC"), or its nominee, will be the record or registered owner of all outstanding Shares.  Beneficial ownership of Shares will be shown on the records of DTC or DTC participants ("DTC Participants").  Shareholders will exercise their rights in such securities indirectly through the DTC and DTC Participants.  The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified.  No shareholder shall have the right to receive a certificate representing Shares.  Delivery of all notices, statements, shareholder reports and other communications will be at the Funds' or Adviser's expense through the customary practices and facilities of the DTC and DTC Participants.
D. Exchange Listing.
Shares will be listed on the Stock Exchange and traded in the secondary market in the same manner as other equity securities and ETFs.
Except as permitted by the relief requested from Section 17(a), no affiliated person, or affiliated person of an affiliated person, of the Funds will maintain a secondary market in Shares.
It is expected that the Stock Exchange will select, designate or appoint one or more Exchange Market Makers for the Shares of each Fund.4 As long as the Funds operate in reliance on the requested Order, the Shares will be listed on the Stock Exchange.
E. Purchases and Redemptions of Shares and Creation Units.
1. General.  The Trust will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of 4:00 p.m. Eastern time ("ET") on each "Business Day," which is defined to include any day that the Trust is open for business as required by Section 22(e) of the 1940 Act. The Trust will sell and redeem Creation Units of each Fund only on a Business Day. Applicants anticipate that a Creation Unit will consist of at least 10,000 Shares. Creation Units of the Initial Fund and certain Future Funds may be purchased and/or redeemed entirely for cash, as permissible under the procedures described below. Applicants anticipate that the trading price of a Share will range from $10 to $100.
In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments ("Deposit Instruments"), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments ("Redemption

[4]
If Shares are listed on The NASDAQ Stock Market LLC ("Nasdaq") or a similar electronic Stock Exchange (including NYSE Arca), one or more member firms of that Stock Exchange will act as Exchange Market Maker and maintain a market for Shares trading on that Stock Exchange.  On Nasdaq, no particular Exchange Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Exchange Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Exchange Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions.  No Exchange Market Maker will be an affiliated person or an affiliated person of an affiliated person, of the Funds, except within the meaning of Section 2(a)(3)(A) or (C) of the 1940 Act due solely to ownership of Shares as discussed in Section III.D. below.

Instruments").5  On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or a redemption, as the "Creation Basket."
If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the "Cash Amount").
On each Business Day, a Fund will construct its Creation Basket in accordance with policies and procedures that: (a) have been approved by the Fund's Board based on a determination that such policies and procedures are in the best interests of the Fund and (b) will be administered in accordance with rule 38a-1 under the 1940 Act by the chief compliance officer designated by the Fund pursuant to that rule.  Each Business Day, the Creation Basket will be the same for all purchasers and redeemers of a Fund's Creation Units, except that the Creation Basket may be different for different purchasers and redeemers of a Fund's Creation Units on the same Business Day to the extent described in this section with respect to cash transferred in lieu of Deposit Instruments or Redemption Instruments and with respect to all-cash transactions for a specific Authorized Participant (defined below) if the required policies and procedures of the Fund permit such differences with regard to the Creation Basket.  Deposit Instruments and Redemption Instruments may include cash, securities and/or other assets and investment positions.  Pursuant to policies and procedures that have been approved by the Fund's Board and in accordance with rule 38a-1, to preserve the confidentiality of a Fund's trading activities, Applicants anticipate that the Creation Basket will normally not be a pro rata slice of the Portfolio Instruments.
A Fund may permit an Authorized Participant to deposit or receive, as applicable, cash in lieu of some or all of the instruments in the Creation Basket, solely because: (a) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; or (b) such instruments are not eligible for trading by the Authorized Participant or the investor on whose behalf the Authorized Participant is acting.6  No other Creation Basket substitutions will be permitted.
In addition, a Fund that normally issues and redeems Creation Units in kind may require purchases and redemptions to be made entirely or in part on a cash basis.7 In such an instance,

[5]
The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act.  In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

[6]	A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis as described in clause (a) or (b).
[7]
In determining whether a Fund will issue or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. Purchases of Creation Units either on an all-cash basis or in kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling Portfolio Instruments, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption.  As a result, tax considerations may warrant use of in-kind redemptions.

the Fund will announce, before the open of trading on a given Business Day, that all purchases, all redemptions or all purchases and redemptions on that day will be made wholly or partly in cash. A Fund may also determine, upon receiving a purchase or redemption order from an Authorized Participant, to require the purchase or redemption, as applicable, to be made wholly in cash.
Each Business Day, before the open of trading on the Stock Exchange where the Fund is listed, the Fund will cause to be published through the National Securities Clearing Corporation ("NSCC") the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Cash Amount (if any), for that day.  The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket.8
All orders to purchase Creation Units must be placed with the Distributor by or through an "Authorized Participant," which is either: (1) a "participating party," i.e., a Broker or other participant, in the Continuous Net Settlement ("CNS") System of the NSCC, a clearing agency registered with the Commission and affiliated with DTC, or (2) a DTC Participant, which in any case has executed a participant agreement with the Distributor and the transfer agent with respect to the creation and redemption of Creation Units ("Participant Agreement"). An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant.
2. NSCC Process, DTC Process and Process for the Funds.  Purchase orders for creations and redemptions of each Fund's Creation Units will be processed either through an enhanced clearing process or through a non-automated clearing process as described immediately below ("NSCC Process" and "DTC Process," respectively).
The Shares of each Fund will clear and settle in the same manner as the shares of other ETFs, and Deposit Instruments will settle in the same manner as other relevant instruments.
Equity securities will be processed either through an enhanced clearing process or through a non-automated clearing process. The enhanced clearing process is available only to those DTC Participants that also are participants in the CNS System of the NSCC. The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of

[8]
The Adviser and any Sub-Adviser, as well as the Distributor, will each have adopted a Code of Ethics as required under Rule 17j-1 under the 1940 Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1 ("Code of Ethics").  In addition, the Adviser will adopt policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by the Adviser or associated person ("Inside Information Policy").  Any Sub-Adviser will be required to adopt and maintain a similar code of ethics and inside trading policy and procedures.  In accordance with the Code of Ethics and Inside Information Policy of the Adviser or Sub-Advisers, personnel of those entities with knowledge about the composition of a Creation Basket will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

domestic ETF securities. This enhanced clearing process simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit. By contrast, the non-automated clearing process (i.e., the DTC Process), which is available to all DTC participants, involves an individual line-by-line movement of each securities position. Because the DTC Process involves the movement of hundreds of securities individually, while the NSCC Process can act on instructions regarding the movement of one unitary basket which automatically processes the simultaneous movement of hundreds of securities, DTC typically will charge a Fund more than NSCC to settle a purchase or redemption of Creation Units.
The Shares will typically settle through the DTC. The custodian will monitor the movement of the underlying Deposit Instruments and/or cash and will instruct the movement of Shares only upon validation that such instruments have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Instruments and/or cash and will generally occur on a settlement cycle of T+3 Business Days or shorter.9 Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares.
A Fund may recoup the settlement costs charged by NSCC and DTC by imposing a transaction fee on investors purchasing or redeeming Creation Units ("Transaction Fee"). For this reason, investors purchasing or redeeming through the DTC Process may pay a higher Transaction Fee than will investors doing so through the NSCC Process.
3. Transaction Fees.  The Transaction Fee will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined appropriate by the Adviser to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units.10 The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.11 Transaction Fees will differ for each Fund, depending on the transaction expenses related to each Fund's Portfolio Instruments.  Variations in the Transaction Fee may be made from time to time.
4. Timing and Transmission of Purchase Orders.  All orders to purchase Creation Units, whether using the NSCC Process or the DTC Process, must be received by the Distributor no later than the NAV calculation time ("NAV Calculation Time"), generally 4:00 p.m. ET on the date the order is placed ("Transmittal Date") in order for the purchaser to receive the NAV determined on the Transmittal Date.  In the case of custom orders, the order must be received by the Distributor sufficiently in advance of the NAV Calculation Time in order to help ensure that the order is effected at the NAV calculated on the Transmittal Date.  On

[9]	Applicants note that Shares of the Funds typically will trade and settle on a trade date plus three business days ("T+3") basis.
[10]	In all cases, the Transaction Fee will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.
[11]
Where a Fund permits an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying those particular Deposit Instruments.

days when a Stock Exchange close earlier than normal, the Funds may require custom orders to be placed earlier in the day.
The Distributor will transmit all purchase orders to the relevant Fund. The Fund and/or the Distributor may reject any order that is not in proper form in accordance with the terms of the Participant Agreement. After a Fund has accepted a purchase order and received delivery of the Deposit Instruments and/or any applicable cash, NSCC or DTC, as the case may be, will instruct the Fund to initiate "delivery" of the appropriate number of Shares to the book-entry account specified by the purchaser. The Distributor will furnish the Fund's prospectus ("Prospectus") and a confirmation to those Authorized Participants placing purchase orders for Creation Units.
A Creation Unit of a Fund will not be issued until the transfer of good title to the Trust of the Deposit Instruments and/or any applicable cash have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant notwithstanding the fact that the corresponding Deposit Instruments and/or cash have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Instruments and/or cash payment as soon as possible, which undertaking shall be secured by such Authorized Participant's delivery and maintenance of collateral. The Participant Agreement will permit the Fund to buy the missing Deposit Instruments at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral. The Participant Agreement may contain further detail relating to such collateral procedures.
5. Payment for Creation Units.  Persons purchasing Creation Units from the Funds must transfer the Deposit Instruments and/or cash, as described above, plus the applicable Transaction Fee. With respect to any cash payments, the purchaser will make a cash payment by 12:00 p.m. ET on the Business Day following the date on which the request was accepted by the Distributor (T+1).  In-kind deposits must be received by 12:00 p.m. ET on the third Business Day following the date on which the request was accepted by the Distributor (T+3).
6. Rejection of Creation Unit Purchase Orders.  As noted above, a Fund and/or the Distributor may reject any order to purchase Creation Units that is not submitted in proper form in accordance with the terms of the Participant Agreement.  A Fund may reject a purchase order transmitted to it by the Distributor, for example, if:
(1) the purchaser or group of related purchasers, upon obtaining the Creation Units, would own eighty percent (80%) or more of the outstanding Shares of such Fund;
(2) the acceptance of the Creation Basket would have certain adverse tax consequences, such as causing the Fund to no longer meet the requirements of a RIC under the Code;
(3) the acceptance of the Creation Basket would, in the opinion of the Trust, be unlawful, as in the case of a purchaser who is banned from trading in securities;
(4) the acceptance of the Creation Basket would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or on the rights of beneficial owners; or

(5) there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Adviser, the transfer agent, the custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.
The Distributor will issue or cause the issuance of confirmations of acceptance, and will be responsible for delivering a Prospectus to those Authorized Participants purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.
7. Redemption.  Just as Shares can be purchased from a Fund only in Creation Units, such Shares similarly may be redeemed only if tendered in Creation Units (except in the event the Fund is liquidated).12 To redeem, an investor must accumulate enough Shares to constitute a Creation Unit. Redemption requests must be placed by or through an Authorized Participant. As required by law, redemption requests in good order will receive the NAV next determined after the request is received. Applicants currently contemplate that Creation Units of the Initial Fund and most Future Funds will be redeemed principally in-kind (together with a Cash Amount). Investors purchasing or redeeming Creation Units entirely in cash will be required to use the DTC Process rather than the NSCC Process.
Redemptions of Creation Units for cash will occur as described above in section E.1. through procedures that are analogous (in reverse) to those for purchases. All requests for redemption must be preceded or accompanied by an irrevocable commitment to deliver the requisite number of Shares of the relevant Fund, which delivery must be made to the Trust through, or outside, the NSCC Process, according to the procedures set forth in the Participant Agreement. Transmission of cash amounts, including the Transaction Fee, must be accomplished in a manner acceptable to the Trust and as specified in the Participant Agreement. An entity redeeming Shares in Creation Units outside the NSCC Process or entirely in cash may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Process.
When using the DTC Process, an in-kind redemption involves delivery of Shares in Creation Units from the entity placing the request to the Fund corresponding with a delivery of

[12]
In the event that the Trust or any Fund is terminated, the composition and weighting of the Portfolio Instruments to be made available to redeemers shall be established as of such termination date.  There are no specific termination events, but the Trust or any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of a majority of the Shares of the Trust or the Funds entitled to vote.  Although the Shares are not automatically redeemable upon the occurrence of any specific event, the Trust's organizational documents will provide that the Board will have the unrestricted right and power to alter the number of Shares that constitute a Creation Unit.  Therefore, in the event of a termination, the Board, in its sole discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Trust might elect to pay cash redemptions to all beneficial owners with an "in-kind" election for beneficial owners owning in excess of a certain stated minimum amount.

the requisite amounts of each of the Redemption Instruments from the Fund to the entity placing the redemption request. Because the DTC Process involves a non-automatic line-by-line position movement of the underlying Redemption Instruments and Shares, both the Fund and the entity placing the request will be required to reconcile delivery and receipt of the correct share amounts for the transfer of Shares and the corresponding transfer of each underlying Redemption Instrument. Transmission of the Cash Amount and the Transaction Fee (which includes the processing, settlement and clearing costs associated with securities transfers) must be accomplished in a manner acceptable to the Fund, normally through a DTC cash transfer system. An entity redeeming Shares in Creation Units using the DTC Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Process.
The right to redeem Shares will not be suspended nor payment upon redemption delayed, except as otherwise provided by Section 22(e) of the 1940 Act and Rule 22e-2 under the 1940 Act.
8. Pricing of Shares.  The price of Shares will be based on a current bid/offer in the secondary market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Instruments held by the Fund. Shares of a Fund, available for purchase or sale on an intraday basis, do not have a fixed relationship to the previous day's NAV or the current day's NAV. Therefore, prices on the Stock Exchange may be below, at or above the most recently calculated NAV of such Shares. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Transactions involving the purchases or sales of Shares on the Stock Exchange will be subject to customary brokerage fees and charges.
F. Shareholder Transaction and Operational Fees and Expenses.
No sales charges for purchases of Shares of any Fund will be imposed by any Fund or the Adviser. Each Fund will charge a Transaction Fee, calculated and imposed as described above, in connection with purchase and redemption of Creation Units of its Shares. From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fee for the purchase or redemption of Shares of any Fund may be increased, decreased or otherwise modified, not to exceed amounts approved by the Board.
All expenses incurred in the operation of the Funds will be borne by the Trust and allocated among the Initial Fund and any Future Funds, except to the extent specifically assumed by the Adviser or some other party.
Each Fund's investment management contract with the Adviser and the fees payable thereunder will be approved pursuant to Section 15(a) and Section 15(c) of the 1940 Act and will comply with the provisions of the Advisers Act. For its services, the Adviser will receive a management fee, accrued daily and paid monthly, on an annualized basis of a specified percentage of the average daily net assets of each Fund. The management fees paid by the various Funds may differ.

The Adviser or any other service provider for the Funds may agree to cap expenses or to make full or partial fee waivers for a specified or indefinite period of time with respect to one or more of the Funds.
G. Dividend Reinvestment Service.
The Funds will not make the DTC book entry Dividend Reinvestment Service available for use by beneficial owners for reinvestment of their cash proceeds. Brokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value, in which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual beneficial owners participating in such a service.
H. Availability of Information.
Applicants believe that a great deal of information will be available to prospective investors about the Funds. The Funds' website, which will be publicly available prior to the public offering of Shares, will include a Prospectus for each Fund that may be downloaded. The website will include additional quantitative information updated on a daily basis, including, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV (the "Bid/Ask Price"),13 and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.
Investors interested in a particular Fund can also obtain its statement of additional information ("SAI"), Shareholder Reports, Form N-CSR and Form N-SAR, filed twice a year. The Prospectus, SAI and Shareholder Reports are available free upon request from the Trust, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission's website at http://www.sec.gov.
In addition, because the Shares will be listed on a Stock Exchange, prospective investors will have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on Brokers' computer screens and other electronic services. The previous day's closing price and trading volume information will be published daily in the financial section of newspapers.
Unlike existing actively managed ETFs in the market, a Fund will not disclose on a website on each Business Day, before commencement of trading in Shares on the Stock Exchange, the identities and quantities of all the Portfolio Instruments held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day.  Although Applicants recognize that full portfolio transparency may facilitate the efficient trading of ETF shares in the secondary market, Applicants believe that this level of disclosure can be harmful to an ETF because it could lead to front-running of portfolio adjustments.  As a result, the market

[13]
The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Stock Exchange as of the time of calculation of such Fund's NAV. The records relating to Bid/Ask Prices will be retained by the Funds or their service providers.

price of an ETF share may be close to the NAV of the share, but the NAV itself could be adversely affected.
Accordingly, Applicants intend to provide investors with information to permit efficient trading of Shares, while protecting the alpha-generating portfolio strategies of a Fund.  Through substantial portfolio transparency and publication of informative metrics, the Adviser believes that its Shielded AlphaSM ETFs will protect Fund performance and allow the Shares to trade at prices close to NAV.
The Funds will provide information relevant to the value of the portfolios of the Funds, but without revealing the full Portfolio Instruments, through the following key processes (collectively, the "Shielded AlphaSM Solution"):14
•
Dynamic Stock Specific Risk Portfolio ("Dynamic SSRSM Portfolio"):  The Adviser has developed a proprietary algorithmic process that will be applied by the Adviser to the Portfolio Instruments on a daily basis to generate a dynamic portfolio of instruments that will have a minimum overlap of 90% with the Fund portfolio.  The precise percentage of overlap will not be disclosed.  The Dynamic SSRSM Portfolio will be publicly available on the Fund website before the commencement of trading in Shares on each Business Day.  The Dynamic SSRSM Portfolio will not indicate which instruments in the Dynamic SSRSM Portfolio are the actual Portfolio Instruments, but because of the substantial overlap in assets, the Dynamic SSRSM Portfolio will provide an important means of communicating the intraday risk and price movements of the actual portfolio.

The initial Dynamic SSRSM Portfolio published at the beginning of each trading day will serve as the specified Creation Basket for a Fund on that Business Day.  Although the Creation Basket therefore will contain some instruments that the Adviser does not want for the actual portfolio and/or that are not contained in the actual portfolio, to the extent the incoming Creation Baskets do not offset outgoing Creation Baskets, Applicants anticipate that the Transaction Fee will cover transaction expenses that may be incurred by a Fund in connection with the disposition of instruments that are not to be included in the portfolio (in the case of purchases of Creation Units) or the acquisition of instruments to be included in the Creation Basket that are not in the portfolio (in the case of redemptions of Creation Units).  This process will help to maintain the confidentiality of the full Portfolio Instruments in the actual portfolio.
In the course of the trading day, the weightings of the instruments in the Dynamic SSRSM Portfolio will vary in response to market events in order to preserve the risk correlation of the Dynamic SSRSM Portfolio to the actual portfolio.  The Stock Exchange will disseminate at least every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the instruments

[14]	Various aspects of the Shielded AlphaSM Solution are the subject of pending patent applications.

in the Dynamic SSRSM Portfolio (such value, the "Intraday Indicative Value" or "IIV").  Because the Dynamic SSRSM Portfolio is published and updated publicly throughout the trading day, market participants also can utilize the instruments in the Dynamic SSRSM Portfolio to calculate their own values of the instruments in the Dynamic SSRSM Portfolio more frequently, if desired.  Accordingly, investors should have an understanding of the value of the Portfolio Instruments on a per Share basis throughout the trading day.  Additional information about the Dynamic SSRSM Portfolio is contained in Appendix A.
•
Risk Metrics DashboardSM:  To assist market participants with their market making in Shares, the Funds also will publish on their website on each Business Day a risk metrics dashboard ("Risk Metrics DashboardSM").  Prior to the commencement of trading each Business Day, the Funds will perform computer simulations of the possible impact that various levels of daily volatility would have on the performance of the actual Portfolio Instruments and the Dynamic SSRSM Portfolio.[15]  The Risk Metrics DashboardSM will present key statistics regarding these simulations for different levels of volatility, such as 1) the expected minimum tracking error between the performance of the Portfolio Instruments and the Dynamic SSRSM Portfolio, 2) the expected average daily tracking error between the Portfolio Instruments and the Dynamic SSRSM Portfolio, 3) the expected maximum tracking error between the Portfolio Instruments and the Dynamic SSRSM Portfolio, and 4) the standard deviation of the expected tracking errors and expected daily "basis risk" analysis between the Portfolio Instruments and the Dynamic SSRSM Portfolio.  The Risk Metrics DashboardSM will provide Authorized Participants and market makers with a tool to manage their risk in a manner similar to "Value at Risk" models.

•
Arbitrage Model:  The Adviser has developed proprietary analytical software that determines whether the IIV of the Dynamic SSRSM Portfolio has either overestimated or underestimated the Fund's NAV, and provides a guide as to the magnitude that the estimated IIV return has been overestimated or underestimated.  The Fund will publish on its website the means and method by which the arbitrage model can be used by market participants.

Applicants believe that the Shielded AlphaSM Solution will provide an alternative to full portfolio transparency that will enable market makers to understand the value and risk of the actual Portfolio Instruments such that they can make efficient markets in the Shares, regardless of the assets contained in the Fund portfolio.  This information will be available to all investors.  Additional information about how the Shielded AlphaSM Solution would promote efficient trading of Shares is contained in Appendix B.

[15]
Under accounting procedures followed by the Funds, trades made on the prior Business Day ("T") will be booked and reflected in NAV on the current Business Day ("T+1").  Accordingly, the Funds will be able to know at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.  Accordingly, the simulations can take into account the impact of hypothetical market events and volatility on the performance of the actual Portfolio Instruments, as well as the instruments contained in the Dynamic SSRSM Portfolio.

I. Sales and Marketing Materials; Prospectus Disclosure.
Applicants will take appropriate steps as may be necessary to avoid confusion in the public's mind between a Fund and a conventional "open-end investment company" or "mutual fund." Although the Trust will be classified and registered under the 1940 Act as an open-end management investment company, neither the Trust nor any Fund will be marketed or otherwise held out as a "mutual fund," in light of the features, described in this Application, that make each Fund significantly different from what the investing public associates with a conventional mutual fund. No Fund marketing materials (other than as required in the Prospectus) will reference an "open-end fund" or "mutual fund," except to compare and contrast a Fund with conventional mutual funds. Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on the Stock Exchange are described, there will be an appropriate statement or statements to the effect that Shares are not individually redeemable.
Neither the Trust nor any of the Funds will be advertised or marketed as open-end investment companies, i.e., as mutual funds, which offer individually redeemable securities. Any advertising material where features of obtaining, buying or selling Creation Units are described or where there is reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.
II. Funds of Actively Managed ETFs.
A. The Investing Funds.
As discussed above, the Investing Funds will be registered management investment companies and registered unit investment trusts that will enter into a participation agreement with any Fund ("FOF Participation Agreement") in which it seeks to invest in reliance on the requested Order. The Investing Funds will not be part of the same group of investment companies as the Funds. Each Investing Trust will have a sponsor ("Sponsor") and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act ("Investing Fund Adviser") that does not control, is not controlled by or under common control with the Adviser. Each Investing Management Company may also have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the 1940 Act (each, an "Investing Fund Sub-Adviser").  Each Investing Fund Adviser will be registered as an investment adviser under the Advisers Act.  Any Investing Fund Sub-Adviser will be registered as an investment adviser under the Advisers Act, unless not required to register.
B. Proposed Transactions.
Applicants propose that the Investing Funds be permitted to invest in the Funds beyond the limitations in Sections 12(d)(1)(A) and (B) of the 1940 Act. Applicants also propose that the Investing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the 1940 Act.

C. Fees and Expenses.
Shares of the Funds will be sold by the Funds without sales loads. Investors, including Investing Funds, who buy and sell Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges. Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested Order would be secondary market transactions. For transactions in Creation Units, Transaction Fees are charged to offset transfer and other costs associated with the issuance and redemption of Creation Units. Investing Fund shareholders would indirectly pay their proportionate share of a Fund's advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.
D. Conditions and Disclosure Relating to Section 12(d)(1) Relief.
To ensure that the Investing Funds understand and comply with the terms and conditions of the requested relief even though the Investing Funds will not be part of the same group of investment companies as the Funds and will not have an Adviser that is the same as the Investing Fund Adviser or Sponsor, any Investing Fund that intends to invest in a Fund in reliance on the requested Order will be required to enter into a FOF Participation Agreement with the Fund. The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested Order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The FOF Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the Order requested herein only to invest in the Funds and not in any other investment company.
III. Request for Exemptive Relief and Legal Analysis.
Applicants request a Commission Order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.
Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions from any provisions of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Section 17(b) of the 1940 Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the 1940 Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act.  Section 12(d)(l)(J) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l), if the exemption is consistent with the public interest and the protection of investors.

A. Sections 2(a)(32) and 5(a)(1) of the 1940 Act.
Section 5(a)(1) of the 1940 Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, a possible question arises as to whether the definitional requirements of a "redeemable security" or an "open-end company" under the 1940 Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an Order under Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit the Trust to register as an open-end management investment company and redeem Shares in Creation Units only.
Investors may purchase Shares in Creation Units from each Fund. Creation Units are always redeemable in accordance with the provisions of the 1940 Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on the Stock Exchange will afford all holders of Shares the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary materially from their NAV.
Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for current index-based and actively managed ETFs to redeem their shares only in Creation Units. While Applicants recognize that the potential for more significant deviations between a security's Bid/Ask Price and NAV exists with actively managed ETFs that do not publish their portfolios on a daily basis, Applicants believe that the Shielded AlphaSM Solution described above will provide an effective alternative to full portfolio transparency.  As noted above, each Fund will disclose a substantial amount of the contents of its portfolio plus a variety of metrics regarding the portfolio value and risk. Since market participants will have access to this information at all times, the risk of material deviations between NAV and market price is similar to that which exists in the case of other index-based and actively managed ETFs. Further, as mentioned herein, Applicants believe that the current disclosure requirements are sufficient to safeguard against investor confusion. Thus, Applicants believe that a Fund issuing Shares as proposed is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
B. Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act.
Section 22(d) of the 1940 Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Shares of each Fund will be listed on the Stock Exchange. The Shares will trade on and away from the Stock Exchange16 at all times on the basis of current bid/ask prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1. Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.
The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from Brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.17
Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. In this factual setting, Applicants do not believe that the portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on a Stock Exchange or by creating or redeeming a Creation Unit. Therefore, no dealer should have an advantage over another Broker in the sale of Shares.
In addition, as described above, Applicants believe that in light of the fact that the Funds will provide the information required by the Shielded AlphaSM Solution, arbitrage activity should ensure that differences between NAV and market prices remain low. Furthermore, Applicants believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.
Applicants also believe that the Funds will not present any new issues with respect to the exemptions which allow ETF shares to trade at negotiated prices. With proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment

[16]	Consistent with Rule 19c-3 under the Exchange Act, Stock Exchange members are not required to effect transactions in Shares through the facilities of the Stock Exchange.
[17]	See Protecting Investors: A Half Century of Investment Company Regulation at 299-303; Investment Company Act Release No. 13183 (April 22, 1983).

among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units. Applicants, therefore, believe that buying and selling Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
C. Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to ETF Relief.
Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act to allow certain affiliated persons to effectuate purchases and redemptions of Creation Units in-kind.
Section 17(a)(1) of the Act, among other things, makes it unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal, knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust... by the depositor thereof.
Section 17(a)(2) makes it unlawful
for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal-- knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).
An "affiliated person" of a person, pursuant to section 2(a)(3)(A) of the Act, includes "any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person" and pursuant to section 2(a)(3)(C) of the Act "any person, directly or indirectly, controlling, controlled by or under common control with, such other person." Section 2(a)(9) of the Act defines "control" as
...the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

The Funds may be deemed to be controlled by the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company, or series thereof, advised by the Adviser (an "Affiliated Fund"). A large institutional investor could own more than 5% of a Fund, or in excess of 25% of a Fund, making that investor a first-tier affiliate of the Fund under section 2(a)(3)(A) or (C). In addition, there exists a possibility that, with respect to Affiliated Funds, a large institutional investor could own 5% or more, or in excess of 25%, of such other Affiliated Fund, making that investor a second-tier affiliate of a Fund. For so long as such an investor was deemed to be an affiliate, section 17(a)(l) and 17(a)(2) could be read to prohibit such person from purchasing and redeeming Shares through in-kind transactions with the Fund.
Section 17(b) provides that the Commission will grant an exemption from the provisions of section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act.18  Applicants seek an exemption from sections 17(a)(1) and 17(a)(2) pursuant to sections 6(c) and 17(b) to permit persons that are first-tier affiliates or second-tier affiliates of the Funds solely by virtue of: (a) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in kind.
Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund. Both the deposit procedures for in-kind purchases of Creation Units of Shares and the redemption procedures for in-kind redemptions will be effectuated in exactly the same manner for all purchases and redemptions and for all purchasers and redeemers. There will be no discrimination among purchasers or redeemers. Except in the limited circumstances described in Section I.E.1. above, the Creation Basket composition will be the same regardless of the identity of the purchaser or redeemer.
The Creation Basket will consist of instruments that are appropriate, in type and amount, for inclusion in light of the Fund's investment objectives and policies, current Portfolio Instruments and current trading program. All Creation Basket instruments will be valued in the same manner as they are valued for purposes of calculating the Fund's NAV, and such valuation will be made in the same manner regardless of the identity of the purchaser or redeemer. Further, the total consideration paid for the purchase or redemption of a Creation Unit of Shares will be based on the NAV of such Fund, as calculated in accordance with the policies and procedures set forth in its registration statement.

[18]
Because section 17(b) could be interpreted to exempt only a single transaction from section 17(a) and because there may be a number of transactions by persons who may be deemed to be affiliated persons or second-tier affiliates, Applicants are also requesting an exemption under section 6(c) of the Act. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

As described above, the Creation Basket will be the initial Dynamic SSRSM Portfolio on each trading day, and will be generated through the use of an algorithm that is applied to the Portfolio Instruments.  An affiliated person, or affiliated person of an affiliated person, of the Fund, as described above, would not be able to influence the identities or quantities of the instruments in the Creation Basket because it would have no control or influence over the Creation Basket as generated by the Adviser's proprietary algorithm.  In addition, because the Portfolio Instruments will not be transparent, Applicants believe that there is restricted opportunity for redeeming shareholders to select particular Portfolio Instruments to be included in the Creation Basket (i.e., "cherry picking"). Under these circumstances, Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching of a Fund by any Creation Unit investor.
In addition, Applicants note that the ability of a Fund to take deposits and make redemptions in kind may aid in achieving the Fund's investment objectives by allowing it to be more fully invested, minimizing cash drag and reducing flow-related trading costs. In-kind transactions may also increase an Fund's tax efficiency and promote efficient secondary market trading in Shares by reducing Transaction Fees applicable to purchases and redemptions of Shares.
For the reasons set forth above, Applicants contend that, with respect to the relief requested pursuant to section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act. Applicants also contend that, with respect to the relief requested pursuant to section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Thus, Applicants request the Order under section 6(c) and 17(b) in respect of sections 17(a)(1) and 17(a)(2).
D. Section 12(d)(1) of the 1940 Act.
Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company's shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally. Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the 1940 Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits in Section 12(d)(l)(B) of the 1940 Act.

Section 12(d)(1)(J) of the 1940 Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.
Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.19 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no "effective voice" in the other investment company.20  As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section's final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.
"[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase."21
Congress tightened Section 12(d)(1)'s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).22 These abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund's shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the "PPI Report").23
Applicants propose a number of conditions designed to address these concerns. Certain of Applicants' proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Investing Funds comply with any terms and conditions of the requested relief by requesting that an Investing Fund enter into a FOF Participation Agreement as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(l)(A).
The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the Order.  Condition B.1 limits the ability of an Investing Fund's Advisory Group or an Investing Fund's Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act.  For purposes of this Application, an "Investing Fund's Advisory Group" is defined as the Investing

[19]	House Hearing, 76th Cong., 3d Sess., at 113 (1940).
[20]	Hearing on S. 3580 Before the Subcomm. Of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).
[21]	House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).
[22]	See, H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).
[23]	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

Fund Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Adviser or Sponsor.
For purposes of this Application, an "Investing Fund's Sub-Advisory Group" is defined as any Investing Fund Sub-Adviser, any person controlling, controlled by, or under common control with the Investing Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Adviser or any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser. The condition does not apply to the Investing Fund's Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by, or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.
Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between a Investing Fund or a Investing Fund Affiliate and the Fund or Fund Affiliate. "Fund Affiliate" is defined as an investment adviser, promoter, or principal underwriter of a Fund, and any person controlling, controlled by or under common control with any of these entities. "Investing Fund Affiliate" is defined as the Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor, promoter and principal underwriter of a Investing Fund, and any person controlling, controlled by or under common control with any of these entities.
Conditions B.2, B.3, B.4, B.6, B.7, B.8 and B.9 are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser or Investing Fund Sub-Adviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the 1940 Act. An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an "Affiliated Underwriting."
A Fund may choose to reject any direct purchase of Creation Units by an Investing Fund. To the extent an Investing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the FOF Participation Agreement prior to any investment by an Investing Fund in excess of the limits of Section 12(d)(1)(A).
With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.

Under Condition B.10, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not "interested persons" within the meaning of Section 2(a)(19) of the 1940 Act ("independent directors or trustees"), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.
In addition, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs.
Under Condition B.5, an Investing Fund Adviser, trustee of an Investing Trust ("Trustee") or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, Trustee or Sponsor or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Investing Fund in the Fund. Condition B.5 also provides that any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with any investment by the Investing Fund in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Fund. Condition B.11 prevents any sales charges or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.24
The FOF Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the requested Order only to invest in the Funds and not in any other investment company.25 No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report's concern with overly complex structures, the requested Order will not create or give rise to circumstances enabling an Investing Fund to invest in excess of the limits of Section 12(d)(l)(A) in a Fund which is in turn

[24]	Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.
[25]
Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by Section 17(e)(1) of the 1940 Act. The FOF Participation Agreement also will include this acknowledgment.

able to invest in another investment company in excess of such limits. In addition to avoiding excess complexity, the fact that the Funds relying on the exemption from Section 12(d)(1) requested herein will not invest in any other investment company in excess of the limits of Section 12(d)(1)(A) mitigates concerns about layering of fees.
On the basis of the foregoing, Applicants believe that an exemption from (i) Section 12(d)(1)(A) to permit an Investing Fund to purchase Shares of a Fund in excess of the limits set forth therein; and (ii) from Section 12(d)(1)(B) to permit the Fund, its principal underwriters and any Brokers to sell Shares to an Investing Fund in excess of the limits set forth therein satisfies the requirements of Section 12(d)(1)(J) and is consistent with the public interest and the protection of investors.
E. Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to Section 12(d)(1) Relief.
Applicants seek relief from Section 17(a) pursuant to Section 17(b) and Section 6(c) to permit a Fund, to the extent that the Fund is an affiliated person of an Investing Fund, to sell Shares to, and purchase Shares from, an Investing Fund and to engage in the accompanying in-kind transactions.
Section 17(a) of the 1940 Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of the 1940 Act defines an "affiliated person" of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Investing Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund. In such cases, and for other reasons, the Fund could become an affiliated person, or an affiliated person of an affiliated person of the Investing Fund, and direct sales and redemptions of its Shares with an Investing Fund and any accompanying in-kind transactions could be prohibited. Applicants anticipate that there may be Investing Funds that are not part of the same group of investment companies as the Funds, but are subadvised by an Adviser. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the Funds is also an investment adviser to an Investing Fund.
Section 17(b) of the 1940 Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:
(i)	the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned;
(ii)	the proposed transaction is consistent with the policy of each registered investment company concerned; and
(iii)	the proposed transaction is consistent with the general purposes of the 1940 Act.
The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the 1940 Act permits the Commission to exempt any person or transactions from any provision of the 1940 Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants expect that most Investing Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.
Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1), above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.
Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund's registration statement.26
Second, the proposed transactions directly between Funds and Investing Funds will be consistent with the policies of each Investing Fund. The purchase of Creation Units by an Investing Fund will be accomplished in accordance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund's registration statement. The FOF Participation Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Investing Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund's registration statement.
Third, Applicants believe that the proposed transactions are consistent with the general purposes of the 1940 Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer Investing Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on

[26]
To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares. The requested relief is also intended to cover the in-kind transactions that may accompany such sales and redemptions.

the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
F. Discussion of Precedent.
The ETF Relief and Section 12(d)(1) Relief are substantially the same as relief previously granted by the Commission, except that the Funds would not provide full portfolio transparency, as discussed above.27  The request to permit Future Applicants to apply for a separate exemptive order that incorporates by reference all the terms and conditions of this application and any amendments thereto follows the approach that the Commission recently permitted with respect to the first application to permit exchange-traded managed funds.28  Similarly, the parameters and arguments for the relief from Section 17(a) to permit certain affiliated persons to effectuate purchases and redemptions of Creation Units in-kind is consistent with the relief that the Commission has granted to exchange-traded managed funds, another type of exchange-traded product that does not provide full portfolio transparency.29
IV. Conditions.
Applicants agree that any Order of the Commission granting the requested relief will be subject to the following conditions:
A. ETF Relief.
1. As long as a Fund operates in reliance on the requested Order, the Shares of the Fund will be listed on a Stock Exchange.
2. Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.
3. The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund the prior Business Day's NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

[27]	See supra, note 2.
[28]	Eaton Vance Management, et al., Investment Company Act Release Nos. 31333 (Nov. 6, 2014) (notice) and 31361 (Dec. 2, 2014) (order).
[29]	Id.

4. On each Business Day, the Fund will disclose on its website the information required in connection with the Shielded AlphaSM Solution.
5. The Adviser or any Sub-Adviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.
6. The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of similar actively managed ETFs.
B. Section 12(d)(1) Relief.
1. The members of the Investing Fund's Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. The members of the Investing Fund's Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund's Advisory Group or the Investing Fund's Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund's Shares. This condition does not apply to the Investing Fund's Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.
2. No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.
3. The board of directors or trustees of an Investing Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.
4. Once an investment by an Investing Fund in the Shares of a Fund exceeds the limit in Section l2(d)(1)(A)(i) of the 1940 Act, the Board of a Fund, including a majority of the independent directors or trustees, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).
5. The Investing Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.
6. No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.
7. The Board of a Fund, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.
8. Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the Board's determinations were made.
9. Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), an Investing Fund will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the Order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.
10. Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Investing Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.
11. Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.
12. No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.
V. Procedural Matters.
Applicants file this Application in accordance with Rule 0-2 under the 1940 Act.  Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application.  Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.
In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions.  Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.
In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.
Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the 1940 Act granting the relief requested by this Application.
Blue Tractor ETF Trust
By:	/s/Terence William Norman
Terence William Norman President

Blue Tractor Group, LLC
By:	/s/Terence William Norman
Terence William Norman Member

VERIFICATION
RULE 0-2(d)
BLUE TRACTOR ETF TRUST
The undersigned states that he has duly executed the attached Application dated February 1, 2017 for and on behalf of Blue Tractor ETF Trust; that he is the President of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Blue Tractor ETF Trust
By:	/s/Terence William Norman
Terence William Norman President

VERIFICATION
RULE 0-2(d)

BLUE TRACTOR GROUP, LLC
The undersigned states that he has duly executed the attached Application dated February 1, 2017 for and on behalf of Blue Tractor Group, LLC; that he is a Member of Blue Tractor Group, LLC; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Blue Tractor Group, LLC
By:	/s/Terence William Norman
Terence William Norman Member

RESOLUTIONS OF BLUE TRACTOR ETF TRUST

RESOLVED, that the filing by the Trust of an application for an order of the SEC be, and it hereby is, authorized and approved:

(1) Under Section 6(c) of the 1940 Act, for exemptions from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 thereunder;

(2) Under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and (a)(2) of the 1940 Act; and

(3) Under Section 12(d)(1)(J) of the 1940 Act exempting certain transactions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act;

to permit, among other things:

(a) each of the Trust's series (collectively referred to as "Funds") to issue shares of beneficial interest ("Shares") that are generally redeemable in large aggregations only;
(b) secondary market transactions in Shares at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act;
(c) relief from the seven calendar day redemption requirement for certain funds under specified limited circumstances;
(d) certain affiliated persons of the Funds to deposit securities into, buy securities and receive securities from, and sell securities to, the Funds in connection with the purchase and redemption "in-kind" of Shares of such Funds;
(e) certain Funds to operate as feeder funds in a "master-feeder" structure ("Feeder Fund") and to acquire shares of another registered investment company in the same group of investment companies having substantially the same investment objectives as the Feeder Fund ("Master Fund") beyond the limitations in Section 12(d)(1)(A) of the 1940 Act;
(f) the Master Fund, and any principal underwriter for the Master Fund, to sell shares of the Master Fund to the Feeder Fund beyond the limitations in Section 12(d)(1)(B) of the 1940 Act;
(g) management investment companies and unit investment trusts that are not advised by Blue Tractor Group, LLC ("Blue Tractor") or an entity controlling, controlled by or under common control with Blue Tractor, and not part of the same "group of investment companies" as the Funds (such management companies and unit investment trusts are collectively referred to herein as the "Acquiring Funds"), to acquire Shares of the Funds beyond the limits of Section 12(d)(1)(A); and
(h) each Fund, any principal underwriter for such Fund and any broker to sell

Shares of the Funds to an Acquiring Fund beyond the limits of Section 12(d)(1)(B); and

(4) such other relief as the officers of the Trust, in consultation with Trust counsel, deem necessary, desirable or appropriate; and it is further

RESOLVED, that the proper officers of the Trust, with the assistance of Trust counsel or others as may be required, are hereby authorized to prepare, execute and file any and all amendments to such application as may be necessary or appropriate; and it is further

RESOLVED, that such application shall be executed by or on behalf of the Trust by one or more of its officers, and that the proper officers of the Trust, now or hereafter appointed, are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolutions with respect to the application and the matters described therein.

Appendix A

Additional Information Regarding the Dynamic SSRSM Portfolio

The Dynamic SSRSM Portfolio Construction Process

Assuming the manager's 'investable universe of stocks' consists of n stocks. For example if within the SAI the manager's 'investable universe of stocks' is the S&P500 then n = 500.

Let Pi,t denote the mid price of stock i = 1,….,n at time t = 1,….,(T+1). If such prices are obtained or estimated every second over a single trading day extending from 9.30am until 4pm, then T = 23,400. For pricing data provided at 15 second intervals T = 1,560.

For each stock i = 1…n within the 'universe of stocks', derive the time series of returns ri,t for each stock i, at a specific time t = 1….T as

Alternately, each time series of returns may be calculated using logarithmic returns. Specifically, the logarithmic return for each stock i at a specific time t may be calculated as ri,t = Log(Pi,t+1) - Log(Pi,t)

where Log denotes the natural logarithm.

Once the time series of returns ri,t has been established for each stock i = 1…n  a covariance and/or a correlation matrix is derived for the 'investable universe of stocks'. For a covariance matrix, Ω, the covariance between two stocks i and j, denoted by Cov(i,j) is calculated as:

Cov(i, j)   =                     i = 1,…..,n  j = 1,…..,n

 where:

    µi               i = 1,…..,n

It is noted that the covariance matrix is a symmetrical matrix i.e.  Cov(i, j) = Cov(j, i).

A further embodiment would consist of deriving the correlation matrix, where the correlation Corr(i,j) between two stocks i and j is computed as:

Corr(i, j) =

where Corr(i,i) = 1.0 for any stock i =1…n and σi denotes the standard deviation of stock i and is calculated as

Despite other embodiments being available the methods described hereafter use simple price returns, rather than logarithmic returns, and covariance rather than correlation matrices.

For each stock within the universe of stocks, the third party must have access to a unique identifiers, sector classification codes, capitalization grouping, etc., if such information is to be included within the Dynamic SSRSM portfolio construction phase.

For example, information pertaining to the maximum cash position allowed, the maximum weight of any single sector, the maximum or minimum weight of any capitalization group may be found within the funds' prospectus or SAI.

This information can be formulated mathematically as follows.

1.	Let wi be the weight of stock i, to be determined, within the Dynamic SSRSM portfolio. Then one immediate equality is simply

2.	If w1 represents the cash position within the Dynamic SSRSM portfolio then w1 ≤ Maximum cash position.

3.	If maximum portfolio sector positions are specified, then for each sector j Where δij = 1.0 if wi ε Sector j, otherwise δij = 0.0

4.	If minimum portfolio sector positions are specified, for each sector j Where δij = 1.0 if wi ε Sector j otherwise δij = 0.0

5.	Similar inequalities can be formulated for market cap weight conditions. For example, within the SAI it may specify that

a.	Maximum large cap portfolio position ≤ 80%. This can then be formulated as i = 1.0 if wi is categorized as a large cap stock otherwise 0.0.

b.	Maximum small cap portfolio position ≤ 25%. This can then be formulated as i = 1.0 if wi is categorized as a small cap stock otherwise 0.0.

6.	One further critical constraint relates to the stock specific risk of the Dynamic SSRSM portfolio in relation to the underlying portfolio.

Let φi denote the weight of stock i within the managers underlying portfolio.

Then the stock specific risk ("SSR") constraint may be specified as

where |x| denotes the absolute value of x.

This constraint guarantee's the high level of transparency of the Dynamic SSRSM portfolio in relation to the underlying portfolio.

7.	Ex-post tracking error, defined as

(Θ - W) Ω (Θ - W)T

where Θ = (φ1 φ2……….. φn)T          and  W = (w1 w2.......... wn )T
The construction of the Dynamic SSRSM portfolio may be specified as

Minimize  (Θ - W) Ω (Θ - W)T

Subject to all the defined equalities and inequalities.

Many of these equalities and inequalities are defined above, but the Dynamic SSRSM portfolio framework is not solely restricted to all the aforementioned conditions (i.e., other conditions may also be applied if such information becomes available)

The Concept of Stock 'Overlap'

The application for exemptive relief states that the Dynamic SSRSM portfolio will have a minimum 90% overlap with the actual underlying ETF fund portfolio.  In most instances the algorithm will generate a portfolio that will contain the vast majority, if not all, of the names in the underlying portfolio.  But it is also theoretically possible that less than 100% of the names within the underlying portfolio will be contained within the Dynamic SSRSM portfolio (e.g., where there are stocks within the underlying portfolio that represent a very small percentage of the funds value).  So what does 'overlap' mean?

While perhaps not intuitive, the percentage of stock names is of little significance for ensuring transparency and a low tracking error between the portfolios.  Rather, it is total portfolio overlap that provides the required degree of transparency and comfort that authorized participants, market makers and other specialists will require.

Mathematically portfolio overlap is defined as:
           Define

And
And
n denotes the number of stocks within the 'funds' investable universe.

 The Relationship between Portfolio Overlap and Stock Specific Risk

A more common term widely used in financial circles is 'Stock Specific Risk' or more importantly in this case, a portfolio's 'Stock Specific Risk'.

Portfolio 'Stock Specific Risk' (SSR)   =

It can be mathematically shown that:

SSR = (1.0 - Overlap ) +

Where the summation is taken over only those stocks where

From this relationship it can be seen that as the 'Overlap' % increases, the portfolio's stock specific risk will decrease and the correlation between the two portfolios will increase.

Let's take a look at an example:

•	Consider a 6 stock investable universe (Stocks A through F)
•	Then construct a 5 stock portfolio (Stock A, B, C, D and E) with weightings of 15%, 15%, 10%, 58% and 2% respectively
•
Now assume a 'proxy' portfolio is constructed which contains equal weights (20%) for 5 of the 6 stocks in the universe  (A, B, C, D & E) and therefore 100% of the names contained within the underlying 4 stock portfolio

•	And finally, assume a Dynamic SSRSM portfolio of 5 stocks is generated by the Shielded AlphaSM solution - A, B, C, D and F - with portfolio weights of 17%, 18%, 8%, 52% and 5% respectively.
Portfolio	Stock A	Stock B	Stock C	Stock D	Stock E	Stock F	Total
Underlying	15%	15%	10%	58%	2%	0%	100%
Proxy	20%	20%	20%	20%	20%	0%	100%
Overlap	15%	15%	10%	20%	2%	0%	62%
Dyn SSR	17%	18%	8%	52%	0%	5%	100%
Overlap	15%	15%	8%	52%	0%	0%	90%

While the Proxy portfolio has 100% of the names of the underlying portfolio, so offering some transparency, it's suboptimal in terms of both transparency & expected ex-post tracking error, because the total portfolio overlap is just 62%, as compared to the Dynamic SSRSM portfolio which has 90%.

In direct contrast the Dynamic SSRSM Portfolio has overlap = 15% + 15% + 8% + 52% + 0% = 90%.  The Dynamic SSRSM portfolio while having fewer than 100% of the names offers far more portfolio transparency and a lower expected ex-post tracking error as a direct consequence of the 90% overlap.

This demonstrates that the concept of having a minimum % of portfolio overlap is very different than having a minimum % overlap of the individual names in the underlying portfolio.  A minimum portfolio overlap of 90% offers both transparency and risk control of the underlying portfolio, both of which are essential to efficient primary and secondary trading.

Appendix B

Additional Information about Shielded AlphaSM ETF Arbitrage

ETF Mispricing and Arbitrage

Exchange trading for equity ETFs provides liquidity and pricing transparency, but also intraday mispricing when the market price of the ETF deviates from the net asset value (NAV) of the underlying component stocks.  Since transparent ETFs typically disclose their underlying stock portfolio on a daily basis or their portfolio is based upon a published index, it is trivial for institutional investors to use proprietary pricing inputs to calculate the NAV of the ETF on a high frequency basis and compare it to its then-current market price.

Intraday mispricing, even if just transiently, could occur if there is a surge of demand for the ETF that drives up the market price disproportionately to the underlying equities or if market news is announced that affects some of the stocks in the portfolio in advance of being reflected in the market price of the ETF.  Mispricing can be exploited for 'gain' by sophisticated market participants through arbitrage.  In  the case of ETFs, arbitrageurs will seek to capture the mispricing difference by buying an asset that is underpriced (i.e., trading at a discount) and selling the related asset that is overpriced (i.e., trading at a premium).  While the arbitrage gain is generally financial profit, it can also take the form of a reduction in trading risk.  Arbitrage, both riskless and other types, occurs in both the primary and secondary ETF markets.

Incentives for Efficient Arbitrage for both Transparent and Shielded Alpha ETFs

Efficient arbitrage for transparent ETFs is based upon providing incentives for arbitrageurs to transact on a regular basis.  The incentive needs in the transparent ETF market are (1) an accurate estimation of the NAV of the underlying portfolio and (2) efficient access by arbitrageurs to the securities in the in-kind baskets for trading and hedging.  With these two fundamentals in place, arbitrageurs in both the primary and secondary market can be confident that they can realize 'gains' efficiently and hedge their risk.

So how would arbitrage work for an ETF without full daily portfolio disclosure?  The Shielded AlphaSM solution uses a Dynamic Stock Specific Risk (Dynamic SSRSM) portfolio for calculating a consistently accurate intra-day indicative value (IIV) for the undisclosed portfolio of the ETF.  With the Shielded AlphaSM solution market participants will be able to conduct both primary and secondary market arbitrage that is identical to that with a transparent ETF (see below).

ETF Arbitrage in the Primary Market

Arbitrage conducted by authorized participants (AP) is usually cited as the key factor necessary for ensuring that the market price of an ETF remains at or near NAV.  Under this view, many simultaneous arbitrage transactions undertaken by APs result in opposing supply and demand forces, for both the ETF share and the stocks within the in-kind baskets, that exert financial pressures on the exchange quoted price, of  the ETF share , to remain at or close to its NAV.

Although sometimes called primary market arbitrage, this is a bit of a misnomer because APs undertake the actual arbitrage transactions through secondary market transactions and then unwind the position in the primary market through direct transaction with the ETF fund using the disclosed in-kind creation and redemption baskets.  This arbitrage is often termed riskless because APs simultaneously transact in the secondary market to lock-in mispricing between the market price of the ETF and the estimated NAV of the in-kind stock baskets and can then unwind their positions at the end of the trading day directly with the ETF fund.

Only APs can undertake creation and redemption transactions directly with the ETF fund to unwind an arbitrage position; all other market participants who wish to engage in arbitrage transactions only do so in the secondary market and therefore undertake risk that must be hedged.

Four considerations are important to note concerning riskless arbitrage undertaken by APs in the primary market:

1.
To assemble a  creation unit or creation basket that will be later delivered to the ETF fund by the AP, not all the ETFs or stocks, respectively, need to be purchased in the secondary market by the AP if some or all of them are already within the AP's trading inventory.  As such, there may not be an increased demand for the ETF or all of the stocks  in the secondary market;

2.
Not all stocks needed to be purchased to assemble the creation basket will experience the same level of price elasticity.  In other words, purchasing 10,000 shares in one stock may not have the same relative effect on price as the purchase of 10,000 shares of another stock;

3.	If purchasing a number of shares of a stock has minimal effect on its price, then purchasing an amount of shares of very similar magnitude will, in all likelihood, also have minimal effect; and

4.
There is usually a 'cash balance' included as a constituent of the in-kind baskets in order to ensure that the value of the ETFs created or redeemed match the NAV of the underlying stocks.  So creation and redemption is not always 100% in-kind.

Each of these considerations adds inefficiencies into the arbitrage process that may not always allow the ETF market price to exactly match the NAV of the underlying component stocks.

Statistical Arbitrage

Trading desks will often use the technique of 'statistical arbitrage' to hedge the risks of their ETF positions rather than compiling the in-kinds baskets. Statistical arbitrage offers traders the opportunity to both (1) hedge their ETF positions at lower cost and (2) incorporate the ETF positions directly into their inventory and manage their inventory risks as a whole.

Inventory Management

It's also important to note that APs can create and redeem with the ETF fund at the close of the trading day to manage inventories of ETFs and the underlying securities in the in-kind baskets.  This is not arbitrage for financial gain, but rather inventory management to reduce their own trading risk and exposure of being too long or short in an ETF or its underlying securities, as well as balancing the supply of the ETF versus investor demand in the secondary market.

For example, if the AP determines they are holding too many of one ETF they can reduce their exposure by delivering a creation unit of that ETF back to the ETF Fund and receive the redemption basket of underlying stocks in return.  The effect of this action is to decrease the supply of the ETF in the secondary market, therefore putting upward pressure on the ETF price.  So while the effect on the ETF price is similar to what would occur from arbitrage for financial gain, the real purpose in this case for the AP was inventory management.

The AP may also undertake this type of transaction if secondary market demand by investors for this particular ETF is waning and there is a need to reduce the amount of ETF in the market.

ETF Arbitrage in the Secondary Market

ETF arbitrage conducted by institutional traders in the secondary market is primarily driven by financial gain.  It should be noted that secondary market arbitrage is 'arbitrage' in the loose sense of the word as there can be significant price uncertainty for the arbitrageur.  For example, secondary market arbitrage consists of taking both long and short positions with respect to a horizon over which price convergence is anticipated to occur.  Indeed, most professional trading firms buy and sell stocks in this manner to exploit perceived opportunities created by the short-term imbalances of supply and demand and not necessarily based on any assessment of the ETF or stocks' underlying worth.

Unlike APs, secondary market participants are unable to interact directly with the ETF fund so they cannot create and redeem ETFs to unwind their arbitrage position.  Instead, they will trade amongst themselves (and with APs), taking long or short positions in the ETF, it's underlying securities or other correlated assets such as stock futures, to potentially profit from their own views on  'supply and demand' imbalances.

Arbitrage positions may be put in place for a number of hours during the trading day or may even be multi-day positions, before they are unwound to close out the transaction, so this is not riskless arbitrage as there can be no guarantee the trade will be profitable.  Crucially, secondary market players will hedge their long or short position in the ETF by taking an opposite position in either the disclosed in-kind creation basket stock components or in other correlated assets like stock futures.

As with arbitrage conducted by APs, arbitrage transactions by many secondary market participants helps to keep the market price of the ETF in the secondary market close to the underlying NAV by increasing or decreasing, as the case may be, demand for the ETF.

So long as secondary market participants have access to the same arbitrage incentives as do the APs in the primary market, namely (1) an accurate estimation of the NAV of the underlying portfolio and (2) efficient access to the securities in the disclosed in-kind creation baskets for hedging risk, then they can confidently undertake arbitrage.  Exactly as for APs conducting arbitrage in the primary market, the Shielded AlphaSM solution provides secondary market participants with an accurate estimation of the NAV of the underlying portfolio and daily disclosure of the in-kind baskets.

ETF Arbitrage in the….	Primary Market	Secondary Market
Conducted by	APs	Market Makers, Institutional Traders and APs
Motivation	Profit & Inventory Management	Profit
Riskless Arbitrage	Yes	No
Direct interaction with the ETF fund using the In-Kind Baskets	Yes	No

How the Shielded Alpha℠ Solution Will Facilitate Arbitrage

To recap, efficient ETF arbitrage requires (1) an accurate estimation of the NAV of the underlying portfolio and (2) efficient access by arbitrageurs to the securities in the in-kind baskets for trading and hedging.  The Shielded AlphaSM solution provides these attributes to both primary and secondary market participants conducting arbitrage in an ETF without daily portfolio disclosure.

Estimate of a 'High Quality' NAV with the Shielded AlphaSM Solution

The Dynamic SSRSM portfolio has a minimum 90% overlap with the actual unknown portfolio and is optimized to  minimize the tracking error between the Dynamic SSRSM and actual portfolio subject to both regulatory and investment criteria.  The Dynamic SSRSM is disclosed daily to the market by the ETF fund prior to the open and is used by a pricing agent to calculate the IIV on a 15-second basis for Exchange pricing.  Importantly, arbitrageurs in both the primary and secondary market may input their own proprietary stock pricing feeds into the Dynamic SSRSM portfolio to generate higher frequency estimates of the true NAV. This obviates concerns of stale pricing for institutional investors and means arbitrageurs can continually monitor for ETF mispricing on an intra-second basis.

Crucially, the IIV generated by the Dynamic SSRSM portfolio can be refined further by the arbitrageur through incorporation of the pricing information from the Blue Tractor arbitrage model.  This combination provides an improved estimate of the true NAV of the unknown underlying portfolio, as measured by the ex-post tracking error, which can then be compared real time to the then-current market price of the ETF.  It is also worth noting that:

1.
For both passive and active ETFs that hold illiquid or foreign stocks, the market will commonly employ 'proxy' instruments (futures, other stocks and ETFs) to mimic the risk characteristics of some of the actual names since accurate pricing may be unavailable to ascertain for illiquid securities and foreign exchanges may not be open when the US markets are. It is therefore instructive to both realize and understand that only a maximum 10% of the actual portfolio, not contained within the Dynamic SSRSM portfolio, is being mimicked by the commonly used process of 'replication' and;

2.
Even if the actual portfolio names and holdings are being used, the market, despite reassurances, without full knowledge of the actual prices being used will always consider the 'GIGO' principle (i.e., 'Garbage In Garbage Out').  With the 'Shielded Alpha Solution' Market Makers can input their own prices, at whatever frequency they desire, into the Dynamic SSRSM portfolio to obtain an IIV.  This will bring help eliminate the 'GIGO principle'.

3.
It is common practice in finance to use representative sampling to minimize the tracking error between a manager's portfolio and the index which the manager is purportedly tracking.  In such instances far fewer names are used in the tracking portfolio as compared to the underlying index, which by itself is clear evidence that a high quality pricing signal is not dependent upon the actual names and their weightings being used.

4.	The constraints used to generate the Dynamic SSRSM portfolio include:

1.	Conditions to reflect the investment criteria of the fund manager;
2.	Conditions to reflect any regulatory requirement;
3.	The portfolio is fully invested, i.e., not leveraged;
4.	The portfolio cannot hold derivative instruments;
5.	The portfolio will typically hold the vast majority , at times all, of the names in the underlying portfolio and;
6.	Crucially, there must be minimum 90% overlap with the underlying portfolio offering a very high degree transparency.

Together these conditions ensure that the Dynamic SSRSM  (a) has minimal  exposure to risks the Fund portfolio is also not exposed to and (b) is in fact exposed to the same risks the Fund would be and as importantly, to a similar degree.

In conclusion, there can be little doubt given the points raised previously that the IIV produced by the Dynamic SSRSM portfolio must be considered a 'High Quality Pricing Signal'.

In-Kind Baskets

Prior to the market open, the Shielded AlphaSM solution generates the Dynamic SSRSM portfolio, which given that there are no short positions in the Dynamic SSRSM portfolio, will be the Creation Basket (and hedge portfolio). Since this is algorithmically generated, the fund manager cannot pre-select stocks they wish to have in the basket.  The hedge portfolio is also disclosed daily through the NSCC and there are no derivatives or short positions in the hedge portfolio.  All constituents are equities and would be a subset of the investable universe for the ETF that the portfolio manager identified in the fund's prospectus and SAI.  In other words, if the Shielded AlphaSM ETF's strategy was to invest only in  'Large Cap' stocks then the hedge portfolio would only be composed of stocks categorized as 'Large Cap' and therefore are readily accessible to any market participant wishing to hedge and/or enter into an arbitrage transaction.

Under the Shielded AlphaSM solution, the hedge portfolio is deemed to be both the in-kind creation and redemption baskets.  The in-kind baskets will be identical, thereby providing additional benefits such as (1) the manager's trading strategy is shielded and (2) there is no increase in basis risk for market participants.  The stocks composing the in-kind baskets would be disclosed prior to the open through NSCC so available to all institutional investors.   Although the hedge portfolio is a pro rata slice of the Dynamic SSRSM portfolio, it is not a pro rata slice of the underlying portfolio.  Note that NextShares™ and many fixed income ETFs also employ in-kind baskets that are not pro rata representations of their underlying portfolios.

APs will assemble the stocks composing the in-kind creation basket to deliver to the ETF fund at the end of the trading day in return for the ETF redemption unit.  Cash will be the balancing asset, no different than what is done currently for creation of a transparent ETF.

Shielded AlphaSM Inventory Management

As with transparent ETFs, APs can manage an overweight book of ETFs at the end of the trading day by redeeming an ETF redemption unit to the fund and receiving the stocks in the in-kind redemption basket (or vice versa if they want to increase their inventory of the ETF).

Shielded AlphaSM Statistical Arbitrage

The Dynamic SSRSM portfolio will be disclosed on a daily basis allowing an accurate risk analysis of the underlying portfolio to be carried out throughout the trade day.  This will allow traders to assess the risk characteristics on the managers underlying portfolio for both hedging and consolidated inventory management purposes.

Mechanics of 'Riskless' Arbitrage for Both a Transparent and Shielded AlphaSM ETF

How an AP Conducts 'Riskless' Arbitrage When…..	The ETF Market Price is at a Premium to the ETF NAV
	Transparent ETF	Shielded Alpha℠ ETF
How does the AP identify mispricing?	Compares the ETF market price to an internally generated IIV using the daily disclosed actual portfolio	Compares the ETF market price to an internally generated IIV using the daily disclosed Dynamic SSR℠ portfolio and the Arbitrage Model
Where does the AP find the contents of the in-kind baskets?	NSCC	NSCC
How does the AP lock in an arbitrage profit?	Short sell the ETFs in the secondary market to lock in the premium as arbitrage profit	Short sell the ETFs in the secondary market to lock in the premium as arbitrage profit
What does the AP do with the underlying stocks that make up the ETF?
Simultaneously assembles in the secondary market the lower valued stocks that make up the Creation Basket (AP will purchase them in the market or assemble from their own inventory) that they will deliver to the ETF fund at the close of trading

Simultaneously assembles in the secondary market the lower valued stocks that make up the Creation Basket (AP will purchase them in the market or assemble from their own inventory) that they will deliver to the ETF fund at the close of trading

What does the AP do with the In-kind Creation Basket?
At the close of trading, deliver the Creation Basket of lower valued stocks to the ETF fund and receive the ETF Creation Unit from the fund that the AP then will use to cover the original short position in the ETF

At the close of trading, deliver the Creation Basket of lower valued stocks to the ETF fund and receive the ETF Creation Unit from the fund that the AP then will use to cover the original short position in the ETF

What does the AP do with the In-kind Redemption Basket?	Not applicable	Not applicable
What is the Net Effect on the Market Price and NAV of the ETF?
(1) Increased number of ETFs in the secondary market may lower the market price towards NAV
(2) Reduced number of stocks in the secondary market may increase their price, pushing NAV up towards the market price

(1) Increased number of ETFs in the secondary market may lower the market price towards NAV
(2) Reduced number of stocks in the secondary market may increase their price, pushing NAV up towards the market price. This is because (i) the vast majority of stocks contained within the Creation Basket are also contained within the underlying portfolio (ii) the actual number of shares of each stock within the Creation basket and actual portfolio are of a similar magnitude.

How an AP Conducts 'Riskless' Arbitrage When…..	The ETF Market Price is at a Discount to the ETF NAV
	Transparent ETF	Shielded Alpha℠ ETF
How does the AP identify mispricing?	Compares the ETF market price to an internally generated IIV using the daily disclosed actual portfolio	Compares the ETF market price to an internally generated IIV using the daily disclosed Dynamic SSR℠ portfolio and the Arbitrage Model
Where does the AP find the contents of the in-kind baskets?	NSCC	NSCC
What does the AP do with the ETF?	Buy ETFs in the secondary market (or assemble from the AP's inventory) that they later will deliver to the ETF fund at the close of trading in order to receive a Redemption Basket of stocks	Buy ETFs in the secondary market (or assemble from the AP's inventory) that they later will deliver to the ETF fund at the close of trading in order to receive a Redemption Basket of stocks
How does the AP lock in an arbitrage profit?	Simultaneously, short sell the stocks in the secondary market that are in the Redemption Basket to lock in the premium as arbitrage profit	Simultaneously, short sell the stocks in the secondary market that are in the Redemption Basket to lock in the premium as arbitrage profit
What does the AP do with the In-kind Creation Basket?	Not applicable	Not applicable
What does the AP do with the In-kind Redemption Basket?	At the close of trading, the AP uses the stocks received in the Redemption Basket to cover the earlier short selling	At the close of trading, the AP uses the stocks received in the Redemption Basket to cover the earlier short selling
What is the Net Effect on the Market Price and NAV of the ETF?
(1) Reduced number of ETFs in the secondary market may increase the price towards NAV
(2) Increased number of stocks in secondary market may decrease their price, bringing NAV down towards the market price

(1) Reduced number of ETFs in the secondary market may increase the price towards NAV
(2) Increased number of stocks in secondary market may decrease their price, bringing NAV down towards the market price. This is because (i) the vast majority of stocks contained within the Redemption Basket are also contained within the underlying portfolio (ii) the actual number of shares of each stock within the Redemption basket and actual portfolio are of a similar magnitude.

Investment Company Institute Research (September 2014, Volume 20, No. 5)

ICI research contrasts the role primary and secondary market arbitrage play in daily ETF activity.  Two key findings of the ICI's analysis indicate that:

1.
For most ETFs, investors use the secondary market more than the primary market. Investors involved in many of these ETF secondary market trades generally are not motivated by arbitrage (i.e., the desire to exploit differences between the market price of the ETF and its NAV). These investors do not interact with the ETF directly and do not create transactions in the underlying securities because only the ETF shares are trading hands; and

2.
On most trading days, the vast majority of ETFs do not have any primary market activity— that is, they do not create or redeem shares. Instead, when accessing liquidity in ETFs, investors make greater use of the secondary market (trading shares) than the primary market (creations and redemptions transacted through an AP). On average, daily aggregate ETF creations and redemptions are a fraction (10 percent) of their total primary market activity and secondary market trading, and account for less than 0.5 percent of the funds' total net assets.

The unequivocal conclusion from the ICI analysis is that, although primary market arbitrage may be considered important, it is secondary market arbitrage that provides the bulk of the daily ETF activity to keep the market price and NAV 'close'.

Source:  https://papers.ssrn.com/sol3/papers.cfm?abstract_id=2523540

Vanguard - Efficient Secondary Market Pricing, Arbitrage and Hedging

It is worth reiterating that arbitrage in the secondary market is arbitrage in the loose sense of the word as it contains uncertainty because it consists of taking long and short positions with respect to a horizon over which price convergence is believed, but not guaranteed, to occur.

Given the Shielded AlphaSM solution's concept of minimum portfolio overlap of 90% it is worth commenting on an October 29, 2014 article in ETFTrends.com entitled "Vanguard ETFs Eschew Daily Disclosure".

In the article Vanguard's representative is quoted as saying, "Efficient pricing, arbitrage and hedging can all be achieved without daily disclosure…. Vanguard ETFs do not disclose their portfolio holdings daily, yet have discounts/premiums and spreads that in most cases are as good or better than comparable competitor ETFs."

In Vanguard's response to the SEC's 'Request for Comment on Exchange-Traded Products – File No. S7-11-15' they note that, "A robust and efficient arbitrage mechanism does not require an ETF to disclose portfolio holdings on a daily basis."

Moreover Vanguard goes on to say, "Market participants use many tools to evaluate whether an arbitrage opportunity exists and to hedge any corresponding exposure. These tools primarily include the intraday indicative value, the ETF's published basket or its last published portfolio holdings list, the index tracked by the ETF, the historical ability of the ETF's NAV to track its index, and the historical ability of the ETF's basket to track the ETF's NAV. Market participants also rely on technology and comprehensive data feeds from various third-party vendors to assess the value of an ETF's portfolio holdings, its basket, its NAV, and/or the relevant index as well as any current or historical tracking differences among them."

Vanguard only publishes portfolio holdings on a monthly basis.  Vanguard's claim - that efficient secondary market pricing, arbitrage and hedging can all be achieved without daily disclosure - stems from the fact that the index their ETFs tracks provides market participants with a glimpse into the underlying undisclosed portfolio (i.e., the index is undoubtedly tracking the underlying portfolio very closely.  This close relationship between the underlying portfolio and another portfolio of stocks – in this instance the index - is the exact same concept in the Shielded AlphaSM solution, where it is the Dynamic SSRSM portfolio that closely tracks the underlying portfolio rather than a published index.  It is therefore logical to assume similar efficient pricing, arbitrage and hedging would be available in the secondary market for Shielded AlphaSM ETFs given that the Dynamic SSRSM portfolio is: (1) disclosed daily and (2) has been designed to closely track the underlying portfolio (3) provides numerous daily risk metrics concerning its performance, both ex-ante and ex-post.

One might suggest that the Shielded AlphaSM solution should be classed differently from the Vanguard situation since under Vanguard it is the underlying portfolio that has been constructed to track an index rather than the reverse under the Shielded AlphaSM solution, i.e. where the Dynamic SSRSM tracks the underlying portfolio.  However, since under Vanguard if the underlying portfolio has been optimally designed to track the index, it must be the case and quite reasonably be claimed, that the index will track the underlying portfolio.  Even in lay terms it is quite straightforward to understand (i.e., if the underlying portfolio tracks the index then the index must track the underlying).

There is no difference with the Shielded AlphaSM solution.  The Dynamic SSRSM portfolio has been optimally designed to track the underlying portfolio so it is: (1) reasonable, (2) logical and (3) consistent to reason that the underlying will track the Dynamic SSRSM portfolio.  This being the case, it follows that it can be further claimed that the Dynamic SSRSM portfolio will provide a similar glimpse into the underlying portfolio, as the index does with Vanguard's undisclosed portfolio in order that efficient pricing, arbitrage and hedging is available in the secondary market.

Furthermore with respect to Vanguard's ETFs it is worth noting that: (1) under normal circumstances, each fund will invest at least 80% of its assets in stocks that make up the target index and (2) a detailed list of securities held by each Fund will be disclosed within 30 days after the end of each calendar quarter.  In contrast the Dynamic SSRSM portfolio provides a minimum 90% overlap with the underlying portfolio and will be disclosed on a daily basis.  It could be reasoned that the Shielded AlphaSM solution offers a higher degree of transparency than the Vanguard ETFs.

In conclusion, if the Vanguard suite of monthly-transparent ETFs can provide efficient secondary market pricing, arbitrage and hedging then so should ETFs using the Shielded AlphaSM solution.

Source:  Letter from Vanguard (Aug. 17, 2015) ("Vanguard Letter"), available at http://www.sec.gov/comments/s7-11-15/s71115-27.pdf